February 22, 2019

Curtis C. Griffith
Chairman and Chief Executive Officer
South Plains Financial, Inc..
5219 City Bank Parkway
Lubbock, Texas 79407

       Re: South Plains Financial, Inc.
           Draft Registration Statement on Form S-1
           Submitted on January 16, 2019
           CIK No. 0001163668

Dear Mr. Griffith:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed January 16, 2019

Prospectus Summary
Our Strategy
Growth Through Acquisitions, page 2

1. Revise to disclose that there are no current arrangements, understandings, or agreements to make any material acquisitions other than the mortgage operations from the Kansas based company. In addition, disclose the material terms of that acquisition, when expected to be completed, and file the agreement as an exhibit in your public filing.
 Curtis C. Griffith
FirstName LastNameCurtis C. Griffith
South Plains Financial, Inc..
Comapany NameSouth Plains Financial, Inc..
February 22, 2019
February 22, 2019 Page 2
Page 2
FirstName LastName
Improving Efficiency and Profitability, page 3

2. Revise to disclose the efficiency ratio for the end of 2017 and 2018. The Offering, page 10

3. Noting the granting of options in connection with the offering, add disclosure to the
         Summary of the details including the name(s) of those receiving options, the exercise price, and, any other material terms.
Selected Historical Consolidated Financail and Operating Information, page 12

4. Please revise to explain how your efficiency ratio is calculated. Executive Compensation
Director Compensation, page 118

5. Revise to add the disclosures for Richard Bass as required by Item 402(r) (2) (i) of
         Regulation S-K.
Description of Capital Stock
Exclusive Forum, page 125

6. Revise to add a risk factor for "Limits on ability of shareholders to obtain favorable shareholder forum" or similar caption and describe the impact of this provision on shareholders. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, please note that while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Consolidated Financial Statements, page F-1

7. We note that you have not provided a footnote presenting your parent only financial statements. Refer to Rule 5-04 of Regulation S-X and revise as necessary, or tell us why this information is not required.
 Curtis C. Griffith
FirstName LastNameCurtis C. Griffith
South Plains Financial, Inc..
Comapany NameSouth Plains Financial, Inc..
February 22, 2019
February 22, 2019 Page 3
Page 3
FirstName LastName
Consolidated Statement of Comprehensive Income, page F-4

8. We note that you have not disclosed earnings per share (EPS) data. Please address the following:
           Revise to disclose your historic basic and diluted EPS on the face of this financial statement.
           Revise your historical financial statements to include a separate column for pro forma tax and related EPS data. Refer to section 3410.1 (a) and (b) of the Division of
             Corporation Finance Financial Reporting Manual.
           Revise the notes to your consolidated financial statements to include an EPS footnote, refer to ASC 260-10-50. See also the guidance relating to the two-class method within
             ASC 260-10-45.
Notes to Consolidated Financial Statements
3. Loans, page F-13

9.       Please revise to provide the disclosures required by ASC
310-10-50-11C.
10. Please revise your tabular disclosure, here and throughout your registration statement, to disaggregate your consumer loans into 1-4 family residential loans, indirect auto loans, and other consumer loans.
8. Employee Benefits, page F-20

11. We note your disclosure here and on page iv that ESOP participants have the right to require you to repurchase in cash the shares that were distributed to them by the ESOP, and that your December 31, 2018 consolidated balance sheet will include a line item appearing between total liabilities and shareholders' equity. Please explain your accounting treatment and presentation within your consolidated financial statements (i.e.
         balance sheet, statement of comprehensive income, etc.), and address the applicability of
         ASC 480 in your response. Please advise or revise as necessary.
13. Fair Value Disclosures, page F-24

12. For your assets measured at fair value on a recurring and nonrecurring basis, please revise to provide the disclosure required by paragraphs bbb, c, and f of ASC 820-10-50-2.
13. We note your tabular disclosure of estimated fair values and related carrying amounts of financial instruments at the bottom of page F-26. Please revise to provide the disclosures required by ASC 825-10-50-10.
Item 17 - Undertakings, page II-3

14. Revise to include the undertaking required by Item 512 (f) of Regulation S-K.
 Curtis C. Griffith
South Plains Financial, Inc..
February 22, 2019
Page 4

       You may contact Michael Henderson (Staff Accountant) at 202-551-3364 or Hugh West
(Branch Chief) at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt (Staff Attorney) at 202-551-
3434 or Pam Long (Assistant Director) at 202-551-3765 with any other questions.



FirstName LastNameCurtis C. Griffith                     Sincerely,
Comapany NameSouth Plains Financial, Inc..
                                                         Division of
Corporation Finance
February 22, 2019 Page 4                                 Office of Financial
Services
FirstName LastName